UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

31 May 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

31st May 2012

This announcement replaces the announcement filed on 31 May 2012. The announcement was incorrectly filed as it is a duplicate of the announcement filed on 13 March 2012. The correct announcement is shown in full below.

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 30th May 2012, it transferred to a participant in an employee share scheme 8,872 Ordinary Shares at a price of €11.8573 per Ordinary Share.

Following the above transaction, CRH plc holds 8,424,771 Ordinary Shares in Treasury.  The number of Ordinary Shares in issue (excluding Treasury Shares) is 722,126,503.

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 31 May 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director